UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

COMPLETE GENOMICS, INC.

(Name of Subject Company (Issuer))

BETA ACQUISITION CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

BGI-SHENZHEN

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

20454K 10 4

(CUSIP Number of Class of Securities)

Wang Jun

Chief Executive Officer

BGI-SHENZHEN

11F-3, Main Building, Bei Shan Industrial Zone,

Yantian District, Shenzhen, China 518083

011-86-755-2527-3620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul Scrivano, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8701	Wendy Pan, Esq. O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 86-21-2307-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$130,200,342	$14,920.96

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 41,333,442 shares of common stock, $0.001 par value per share (the “Shares”), of Complete Genomics, Inc. (the “Company”), at a purchase price of $3.15 per Share, net to the tendering stockholders in cash, without interest and subject to any required withholding of taxes. As of September 12, 2012, such Shares consisted of (i) 34,385,800 shares of common stock of the Company that were issued and outstanding; (ii) 2,901,176 shares of common stock of the Company issuable upon exercise of outstanding in-the-money stock options; (iii) 1,112,335 shares of common stock subject to outstanding restricted stock units; (iv) 1,533,823 shares of common stock issuable upon exercise of outstanding warrants; and (v) 1,400,308 shares of common stock issuable pursuant to the Company’s employee stock purchase plan.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,920.96	Filing Party: BGI-Shenzhen and Beta Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: September 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) amends and supplements the Schedule TO filed by (i) Beta Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Complete Genomics, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.15 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is supplemented by the information specifically provided in this Schedule TO.

Item 7.         Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

By revising the first paragraph under the heading “Agricultural Bank of China” in Section 9 of the Offer to Purchase to read as follows:

“On September 4, 2012, Parent received a commitment letter (the “ABC Commitment Letter”) from Agricultural Bank of China (“ABC”), pursuant to which ABC has committed, subject to certain conditions set forth in the ABC Commitment Letter, to provide Thirty Two Million Dollars ($32,000,000.00), as part of a bank syndicate to finance Parent’s offshore acquisition of Complete Genomics, Inc. (the “ABC Financing”). The bank syndicate would be led by ExIm, and would include ExIm, ABC and CCB.”

By revising the second bullet point under the heading “Agricultural Bank of China” in Section 9 of the Offer to Purchase to read as follows:

“Parent using the funds provided under loan documents pursuant to the ABC Commitment Letter only for the purpose of financing an acquisition of the Company.”

By adding the following sentence to the end of the first paragraph under the heading “China Construction Bank” in Section 9 of the Offer to Purchase:

“CCB titled its commitment letter as a “tentative commitment letter” to reflect that its commitment is subject to a number of conditions (including the conditions described in the bullets below) and therefore in CCB’s view is tentative.”

By adding the following paragraph at the end of Section 9 of the Offer to Purchase:

“Each of the commitment letters with ExIm, ABC and CCB (collectively, the “Banks”) is subject to the execution and delivery of definitive loan agreements acceptable to ExIm, ABC and CCB, respectively. Parent has been informed by the Banks that the loan agreements are expected to include the following terms:

•

the loans would be subject to obtaining the regulatory approvals described in Section 16—“Certain Legal Matters; Regulatory Approvals” under the sub-headings “United States Antitrust Compliance”, “United States Foreign Investment Compliance” and “People’s Republic of China Regulatory Compliance”,

•	the loans would be subject to each of ExIm, ABC and CCB being satisfied as to the amount of cash reserves held by Parent,

•	the Banks would require a security interest in the entire equity interest of the Company,

•

the Banks would require a security interest in all of the material patents and equity interests owned by Parent or its affiliates, including after the closing the material patents of and equity interests in the Company,

•	the Banks would require Parent’s key executives to provide a personal guarantee of the loans,

•	the loans would have a term of approximately three years,

•	the loans would have a stated and effective interest rate largely based on the People’s Bank of China Renminbi Lending Rate (currently 6.65%) and in any event not exceeding 10%,

•

the parties to the loan documents would be ExIm, ABC and CCB, and Parent, certain of Parent’s subsidiaries and affiliates, Parent’s key executives, the Company and all of the Company’s subsidiaries, and

•	the loans would have other customary terms and conditions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BETA ACQUISITION CORPORATION

By:	/s/ YIN YE

Name:	Yin Ye

Title:	President and Secretary

Date: October 9, 2012

BGI-SHENZHEN

By:	/s/ WANG JUN

Name:	Wang Jun

Title:	Chief Executive Officer

Date: October 9, 2012

Exhibit Index

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated September 25, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Complete Genomics, Inc. and BGI-Shenzhen on September 17, 2012 (incorporated by reference to Exhibit 99.1 to BGI-Shenzhen’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2012).*

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on September 25, 2012.*

(a)(5)(C)	Press Release issued by BGI-Shenzhen on September 25, 2012.*

(a)(5)(D)	Complaint filed by Glenn Dietel, on behalf of himself and all other similarly situated, on September 20, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(E)	Complaint filed by Walter David McNeal, on behalf of himself and all other similarly situated, on September 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Complaint filed by Christopher Walsh, on behalf of himself and all other similarly situated, on September 24, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(G)	Complaint filed by Budy Liauw, on behalf of himself and all other similarly situated, on September 25, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(H)	Complaint filed by Irwin Hyman, on behalf of himself and all other similarly situated, on September 26, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(I)	Complaint filed by Chad Gerber, on behalf of himself and all other similarly situated, on September 28, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(J)	Complaint filed by Saba Saleemi, on behalf of himself and all other similarly situated, on October 1, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(K)	Amended Complaint filed by Walter David McNeal, on behalf of himself and all other similarly situated, on October 1, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(L)	Complaint filed by Derek Davis, on behalf of himself and all other similarly situated, on September 28, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(b)(1)	Commitment Letter, dated as of September 4, 2012, by and between the Agricultural Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(b)(2)	Commitment Letter, dated as of September 4, 2012, by and between China Construction Bank Corporation and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(b)(3)	Commitment Letter, dated as of August 31, 2012, by and between the Export-Import Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(d)(A)	Agreement and Plan of Merger, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and BGI-Shenzhen (incorporated by reference to Exhibit 2.1 to Complete Genomic, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(B)	Tender and Support Agreement, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and certain stockholders of Complete Genomics, Inc. (incorporated by reference to Exhibit 10.1 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(C)	Convertible Subordinated Promissory Note, dated as of September 15, 2012, by and among BGI-Shenzhen, BGI-HONGKONG Co., Limited and Complete Genomics, Inc. (incorporated by reference to Exhibit 10.2 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.